Exhibit 99.(i)(3)

[DECHERT LLP LETTERHEAD]

June 13, 2013

Morgan Stanley Multi Cap Growth Trust

522 Fifth Avenue

New York, New York 10036

Re:               Registration Statement on Form N-1A

Dear Sir or Madam:

As counsel for Morgan Stanley Multi Cap Growth Trust (the “Trust”), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 811-7377), and Post-Effective Amendment No. 32 to the Trust’s registration statement relating to the shares of beneficial interest (the “Shares”) of the Trust being filed under the Securities Act of 1933, as amended (File No. 33-63685) (“Post-Effective Amendment No. 32”).  We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the prospectus for the Trust and delivered by the Trust against receipt of the net asset value of the Shares, will be legally issued,  fully paid and nonassessable Shares of the Trust (except for the potential liability of shareholders described in the Trust’s Statement of Additional Information contained in Post-Effective Amendment No. 32 under the caption “Capital Stock and Other Securities”).

We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 32.

Very truly yours,

/s/ Dechert LLP